Exhibit 99.1

NEWS RELEASE
August 28th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN STEPS OUT TO WEST,
 CUTS 30.90 METERS 4.6 G/T AUEQ (1.65 G/T AU AND 145.4 G/T AG) IN VOLCANIC ROCKS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going exploration drill program at the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-160, 163, 167, 171, 172, 177, 182, 183, 185 and 187. Apart from hole TU-12-172, all holes reported today are from sections 10+150 and 10+200 at the extreme southwest end of the known mineralisation. The intersections reported today from both these sections indicate that significant mineralisation exists in volcanic rocks in this area. Hole TU-12-172 was drilled on section 10+450 into the Main Ixtaca Zone. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-160                                VOLCANIC                      SECTION 10+200:
7.50 meters @ 0.95 g/t gold and 1.0 g/t silver (1.0 g/t gold equivalent)
45.00 meters @ 0.82 g/t gold and 16.2 g/t silver (1.1 g/t gold equivalent)

Hole TU-12-163                                VOLCANIC                      SECTION 10+150:
29.70 meters @ 0.50 g/t gold and 1.1 g/t silver (0.5 g/t gold equivalent)
Including                              8.75 meters @ 1.06 g/t gold and 1.7 g/t silver (1.1 g/t gold equivalent)

Hole TU-12-167                                VOLCANIC                      SECTION 10+150:
16.00 meters @ 1.08 g/t gold and 10.2 g/t silver (1.3 g/t gold equivalent)

Hole TU-12-171                                VOLCANIC                      SECTION 10+150:
51.50 meters @ 1.12 g/t gold and 88.6 g/t silver (2.9 g/t gold equivalent)
Including             30.90 meters @ 1.65 g/t gold and 145.4 g/t silver (4.6 g/t gold equivalent)
And                      11.50 meters @ 2.76 g/t gold and 356.5 g/t silver (9.9 g/t gold equivalent)

Hole TU-12-172                                MAIN IXTACA ZONE                                           SECTION 10+450:
30.50 meters @ 0.95 g/t gold and 54.1 g/t silver (2.0 g/t gold equivalent)
Including               1.00 meters @ 18.47 g/t gold and 1390.5 g/t silver (46.3 g/t gold equivalent)
25.50 meters @ 0.50 g/t gold and 8.5 g/t silver (0.7 g/t gold equivalent)
45.35 meters @ 0.52 g/t gold and 10.6 g/t silver (0.7 g/t gold equivalent)

Hole TU-12-177                                VOLCANIC AND MAIN IXTACA ZONE, SECTION 10+200:
163.10 meters @ 0.55 g/t gold and 7.4 g/t silver (0.7 g/t gold equivalent)
Including             43.62 meters @ 1.06 g/t gold and 12.4 g/t silver (1.3 g/t gold equivalent)

Hole TU-12-187                                VOLCANIC,                      SECTION 10+150:
15.00 meters @ 0.95 g/t gold and 3.7 g/t silver (1.0 g/t gold equivalent)
Including               6.40 meters @ 1.73 g/t gold and 5.3 g/t silver (1.8 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “Drilling continues to confirm and extend the Ixtaca mineralisation, a strong system of veining with sections that carry high gold and silver grades. The new results reported today from the south-western extent of the system show that significant mineralisation also exists in the volcanic rocks in this area. The limits to mineralisation have yet to be defined and our work continues to expand the potential of the project.” The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-160	88.50	96.00	7.50	0.95	1.0	1.0	48
TU-12-160	164.00	209.00	45.00	0.82	16.2	1.1	57
including	166.00	180.00	14.00	1.11	6.3	1.2	62
including	194.60	198.00	3.40	2.46	81.9	4.1	205
TU-12-160	219.50	251.76	32.26	0.27	8.2	0.4	22
TU-12-163	110.50	140.20	29.70	0.50	1.1	0.5	26
including	129.00	137.75	8.75	1.06	1.7	1.1	55
TU-12-163	178.00	189.50	11.50	0.23	3.8	0.3	15
TU-12-163	209.50	264.80	55.30	0.23	7.3	0.4	19
including	212.75	228.50	15.75	0.57	17.5	0.9	46
TU-12-167	98.00	114.00	16.00	1.08	10.2	1.3	64
TU-12-167	121.00	128.35	7.35	0.22	6.0	0.3	17
TU-12-167	366.50	377.40	10.90	0.54	7.9	0.7	35
including	366.50	369.25	2.75	1.24	19.7	1.6	82
TU-12-171	54.50	106.00	51.50	1.12	88.6	2.9	144
including	72.60	103.50	30.90	1.65	145.4	4.6	228
including	83.50	95.00	11.50	2.76	356.5	9.9	495
TU-12-171	279.20	287.25	8.05	0.22	4.1	0.3	15
TU-12-172	153.50	181.50	28.00	0.10	12.0	0.3	17
TU-12-172	198.20	228.70	30.50	0.95	54.1	2.0	101
including	207.70	208.70	1.00	18.47	1390.5	46.3	2314
TU-12-172	268.50	271.00	2.50	2.83	36.0	3.5	177
TU-12-172	290.00	315.50	25.50	0.50	8.5	0.7	34
TU-12-172	336.45	381.80	45.35	0.52	10.6	0.7	37
including	336.45	354.50	18.05	0.85	9.2	1.0	52
including	344.00	347.00	3.00	2.86	17.0	3.2	160
TU-12-177	89.00	252.10	163.10	0.55	7.4	0.7	35
including	110.50	200.70	90.20	0.76	9.4	1.0	48
including	144.08	187.70	43.62	1.06	12.4	1.3	65
including	181.66	185.45	3.79	3.67	30.9	4.3	214
TU-12-182	127.40	139.70	12.30	0.13	4.1	0.2	11
TU-12-183	64.45	77.75	13.30	0.17	3.1	0.2	12
TU-12-185	45.70	50.00	4.30	0.33	0.1	0.3	17
TU-12-185	58.35	66.45	8.10	0.33	0.0	0.3	17
TU-12-187	85.00	100.00	15.00	0.95	3.7	1.0	51
including	85.50	91.90	6.40	1.73	5.3	1.8	92

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
OPEN
OPEN
OPEN
OPEN
OPEN
Intervals Greater than 0.3 g/t AuEq